 Swopblock LLC

OPERATING AGREEMENT
of
Swopblock LLC

This Operating Agreement (the "Agreement") made and entered into this 4th day of March, 2021 (the "Execution Date"),

BETWEEN:

Jeff Hilde of Pennsylvania,

and

Austin Hilde of Colorado

(individually the "Member" and collectively the "Members").

BACKGROUND:

A. The Members wish to associate themselves as members of a limited liability company.

B. The terms and conditions of this Agreement will govern the Members within the limited liability company.

IN CONSIDERATION OF and as a condition of the Members entering into this Agreement and other valuable consideration, the receipt and sufficiency of which is acknowledged, the Members agree as follows:

Formation

1. By this Agreement, the Members form a Limited Liability Company (the "Company") in accordance with the laws of the Commonwealth of Pennsylvania. The rights and obligations of the Members will be as stated in the Pennsylvania Limited Liability Company Law (the "Act") except as otherwise provided in this agreement.

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 Swopblock LLC

Name

2. The name of the Company will be Swopblock LLC.

Purpose

3. The primary activities of the Company are to discover and exploit cryptocurrency blockchain technology by researching, developing and licensing cryptocurrency software. Such primary activities shall be devoted to the primary purpose of the Company. Such primary purpose of the Company is to establish a cryptocurrency network that powers cross-blockchain transactions, is counterparty secure, and excludes any party of cryptocurrency exchange and their security vulnerabilities.

Term

4. The Company will continue until terminated as provided in this Agreement or may dissolve under conditions provided in the Act.

Place of Business

5. The Principal Office of the Company will be located at 1684 Henrietta Mountain Rd, Martinsburg, PA 16662 or such other place as the Members may from time to time designate.

Capital Contributions

6. The following is a list of all Initial Members and their Initial Contributions to the Company. Each of the Initial Members agree to make their Initial Contributions to the Company in full, according to the following terms:

Member	Contribution Description	Value of Contribution
Jeff Hilde	There are no Initial Contributions.	$0.00
Austin Hilde	There are no Initial Contributions.	$0.00

 Swopblock LLC

Allocation of Profits/Losses

7. Subject to the other provisions of this Agreement, the Net Profits or Losses, for both accounting and tax purposes, will accrue to and be borne by the Members in proportion to the Member's Capital Contributions inclusive of any Additional Capital Contributions.

8. Distributions to Members will be made in proportion to the Members' Capital Contributions inclusive of any Additional Capital Contributions.

9. No Member will have priority over any other Member for the distribution of Net Profits or Losses.

Nature of Interest

10. A Member's Interest in the Company will be considered personal property.

Withdrawal of Contribution

11. No Member will withdraw any portion of their Capital Contribution without the unanimous consent of the other Members, except, however, each Member may optionally make cash withdrawals of his Capital Contributions in the amount of fifty dollars per hour for each hour devoted in his Duty to Devote Time. These withdrawals are in addition to and not in lieu of any Company guaranteed payments for the same such hours of such devotion.

Liability for Contribution

12. A Member's obligation to make their required Capital Contribution can only be compromised or released with the consent of all remaining Members or as otherwise provided in this Agreement. If a Member does not make the Capital Contribution when it is due, he is obligated at the option of any remaining Members to contribute cash equal to the agreed value of the Capital Contribution. This option is in addition to and not in lieu of any others rights, including the right to specific performance that the Company may have against the Member.

 Swopblock LLC

Additional Contributions

13. Capital Contributions may be amended from time to time, according to the business needs of the Company and may be made up of cash, checks, money orders or credit, or petty amounts of crypto tokens, crypto coins, crypto currency or crypto securities that will be exhausted in software function and security testing. However, if additional capital is determined to be required and an individual Member is unwilling or unable to meet the additional contribution requirement within a reasonable period, the remaining Members may contribute in proportion to their existing Capital Contributions to resolve the amount in default. In such case, the allocation of Net Profits or Losses and the distribution of assets on dissociation or dissolution will be adjusted accordingly.

14. Any advance of money to the Company by any Member in excess of the amounts provided for in this Agreement or subsequently agreed to, will be deemed a debt due from the Company rather than an increase in the Capital Contribution of the Member. This liability will be repaid with interest at such rates and times to be determined by a majority of the Members. This liability will not entitle the lending Member to any increased share of the Company's profits nor to a greater voting power. Repayment of such debts will have priority over any other payments to Members.

Capital Accounts

15. An individual capital account (the "Capital Account") will be maintained for each Member and their Initial Contributions will be credited to this account. Any Additional Contributions made by any Member will be credited to that Member's individual Capital Account.

Interest on Capital

16. No borrowing charge or loan interest will be due or payable to any Member on their agreed Capital Contribution inclusive of any agreed Additional Contributions.

Management

17. Management of this Company is vested in the Members.

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 Swopblock LLC

Authority to Bind Company

18. Only the following individuals, classes or groups have authority to bind the Company in contract: Contracts must be signed by at least two Members.

Duty of Loyalty

19. While a person is a Member of the Company, and for a period of at least five years after that person ceases to be a Member, that person will not carry on, or participate in, a similar business to the business of the Company within any market regions that were established or contemplated by the Company before or during that person's tenure as Member.

Duty to Devote Time

20. Each Member will devote such hours and schedule of time and attention to the business of the Company as the majority of the Members will from time to time reasonably determine for the conduct of the Company's business. Such hours shall be paid at the rate of fifty dollars per devoted hour in Company guaranteed monthly payments. These payments are in addition to and not in lieu of any Member option to make cash withdrawals of his Capital Contributions for the same such hours of such devotion.

Member Meetings

21. A meeting may be called by any Member providing that reasonable notice has been given to the other Members.

22. Regular meetings of the Members will be held only as required.

Voting

23. Each Member will be entitled to cast votes on any matter based upon the proportion of that Member's Capital Contributions in the Company.

 Swopblock LLC

Admission of New Members

24. A new Member may only be admitted to the Company with a unanimous vote of the existing Members.

25. In addition to the required vote of existing Members to admit a new Member, the following conditions must be satisfied:

    - New Members must provide a capital contribution in an amount and on such terms as the Initial Members determine and agree to be appropriate, based upon a net valuation of the Company's assets of at least $3,500,000.00 dollars.

26. The new Member agrees to be bound by all the covenants, terms, and conditions of this Agreement, inclusive of all current and future amendments. Further, a new Member will execute such documents as are needed to affect the admission of the new Member. Any new Member will receive such business interest in the Company as determined by a unanimous decision of the other Members.

Voluntary Withdrawal of a Member

27. No Member may voluntarily withdraw from the Company for a period of one year from the execution date of this Agreement. Any such unauthorized withdrawal prior to the expiration of this period will be considered a wrongful dissociation and a breach of this Agreement. In the event of any such wrongful dissociation, the withdrawing Member will be liable to the remaining Members for any damages incurred by the remaining Members including but not limited to the loss of future earnings. After the expiration of this period, any Member will have the right to voluntarily withdraw from the Company. Written notice of intention to withdraw must be served upon the remaining Members at least one month prior to withdrawal.

28. The voluntary withdrawal of a Member will have no effect upon the continuance of the Company.

29. It remains incumbent on the withdrawing Member to exercise this dissociation in good faith and to minimize any present or future harm done to the remaining Members as a result of the withdrawal.



Involuntary Withdrawal of a Member

30. Events leading to the involuntary withdrawal of a Member from the Company will include but not be limited to: death of a Member; Member mental incapacity; Member disability preventing reasonable participation in the Company; Member incompetence; breach of fiduciary duties by a Member; criminal conviction of a Member; Operation of Law against a Member or a legal judgment against a Member that can reasonably be expected to bring the business or societal reputation of the Company into disrepute. Expulsion of a Member can also occur on application by the Company or another Member, where it has been judicially determined that the Member: has engaged in wrongful conduct that adversely and materially affected the Company's business; has willfully or persistently committed a material breach of this Agreement or of a duty owed to the Company or to the other Members; or has engaged in conduct relating to the Company's business that makes it not reasonably practicable to carry on the business with the Member.

31. The involuntary withdrawal of a Member will have no effect upon the continuance of the Company.

Dissociation of a Member

32. In the event of either a voluntary or involuntary withdrawal of a Member, if the remaining Members elect to purchase the interest of the withdrawing Member, the remaining Members will serve written notice of such election, including the purchase price and method and schedule of payment for the withdrawing Member's Interests, upon the withdrawing Member, their executor, administrator, trustee, committee or analogous fiduciary within a reasonable period after acquiring knowledge of the change in circumstance to the affected Member. The purchase amount of any buyout of a Member's Interests will be determined as set out in the Valuation of Interest section of this Agreement.

33. Valuation and distribution will be determined as described in the Valuation of Interest section of this Agreement.

34. The remaining Members retain the right to seek damages from a dissociated Member where the dissociation resulted from a malicious or criminal act by the dissociated



Member or where the dissociated Member had breached their fiduciary duty to the Company or was in breach of this Agreement or had acted in a way that could reasonably be foreseen to bring harm or damage to the Company or to the reputation of the Company.

35. A dissociated Member will only have liability for Company obligations that were incurred during their time as a Member. On dissociation of a Member, the Company will prepare, file, serve, and publish all notices required by law to protect the dissociated Member from liability for future Company obligations.

36. Where the remaining Members have purchased the interest of a dissociated Member, the purchase amount will be paid in full, but without interest, within 90 days of the date of withdrawal. The Company will retain exclusive rights to use of the trade name and firm name and all related brand and model names of the Company.

Right of First Purchase

37. In the event that a Member's Interest in the Company is or will be sold, due to any reason, the remaining Members will have a right of first purchase of that Member's Interest. The value of that interest in the Company will be the lower of the value set out in the Valuation of Interest section of this Agreement and any third party offer that the Member wishes to accept.

Assignment of Interest

38. A Member's financial interest in the Company can only be assigned to another Member and cannot be assigned to a third party except with the unanimous consent of the remaining Members.

39. In the event that a Member's interest in the company is transferred or assigned as the result of a court order or Operation of Law, the trustee in bankruptcy or other person acquiring that Member's Interests in the Company will only acquire that Member's economic rights and interests and will not acquire any other rights of that Member or be admitted as a Member of the Company or have the right to exercise any management or voting interests.

 Swopblock LLC

Valuation of Interest

40. A Member's financial interest in the Company will be in proportion to their Capital Contributions, inclusive of any Additional Capital Contributions.

41. In the absence of a written agreement setting a value, the value of the Company will be based on the fair market value appraisal of all Company assets (less liabilities) determined in accordance with generally accepted accounting principles (GAAP). This appraisal will be conducted by an independent accounting firm agreed to by all Members. An appraiser will be appointed within a reasonable period of the date of withdrawal or dissolution. The results of the appraisal will be binding on all Members. The intent of this section is to ensure the survival of the Company despite the withdrawal of any individual Member.

42. No allowance will be made for goodwill, trade name, patents or other intangible assets, except where those assets have been reflected on the Company books immediately prior to valuation.

Dissolution

43. The Company may be dissolved by a unanimous vote of the Members. The Company will also be dissolved on the occurrence of events specified in the Act.

44. Upon Dissolution of the Company and liquidation of Company property, and after payment of all selling costs and expenses, the liquidator will distribute the Company assets to the following groups according to the following order of priority:

    a. in satisfaction of liabilities to creditors except Company obligations to current Members;

    b. in satisfaction of Company debt obligations to current Members; and then

    c. to the Members based on Member financial interest, as set out in the Valuation of Interest section of this Agreement.

 Swopblock LLC

Records

45. The Company will at all times maintain accurate records of the following:

    a. Information regarding the status of the business and the financial condition of the Company.

    b. A copy of the Company federal, state, and local income taxes for each year, promptly after becoming available.

    c. Name and last known business, residential, or mailing address of each Member, as well as the date that person became a Member.

    d. A copy of this Agreement and any articles or certificate of formation, as well as all amendments, together with any executed copies of any written powers of attorney pursuant to which this Agreement, articles or certificate, and any amendments have been executed.

    e. The cash, property, and services contributed to the Company by each Member, along with a description and value, and any contributions that have been agreed to be made in the future.

46. Each Member has the right to demand, within a reasonable period of time, a copy of any of the above documents for any purpose reasonably related to their interest as a Member of the Company, at their expense.

Books of Account

47. Accurate and complete books of account of the transactions of the Company will be kept in accordance with generally accepted accounting principles (GAAP) and at all reasonable times will be available and open to inspection and examination by any Member. The books and records of the Company will reflect all the Company's transactions and will be appropriate and adequate for the business conducted by the Company.


Banking and Company Funds

48. The funds of the Company will be placed in such investments and banking accounts as will be designated by the Members. All withdrawals from these accounts will be made by the duly authorized agent or agents of the Company as appointed by unanimous consent of the Members. Company funds will be held in the name of the Company and will not be commingled with those of any other person or entity.

Audit

49. Any of the Members will have the right to request an audit of the Company books. The cost of the audit will be borne by the Company. The audit will be performed by an accounting firm acceptable to all the Members. Not more than one (1) audit will be required by any or all of the Members for any fiscal year.

Tax Treatment

50. This Company is intended to be treated as a partnership, for the purposes of Federal and State Income Tax.

Tax Elections

51. The Company will elect out of the application of Chapter 63 Subchapter C of the Internal Revenue Code of 1986, in each taxable year in which it is eligible to do so in accordance with Section 6221(b), by making that election in a timely filed return for such taxable year disclosing the name and taxpayer identification number of each Member.

Annual Report

52. As soon as practicable after the close of each fiscal year, the Company will furnish to each Member an annual report showing a full and complete account of the condition of the Company including all information as will be necessary for the preparation of each Member's income or other tax returns. This report will consist of at least:

    a. A copy of the Company's federal income tax returns for that fiscal year.
    b. Income statement.
    c. Balance sheet.
    d. Cash flow statement.



Goodwill

53. The goodwill of the Company will be assessed at an amount to be determined by appraisal using generally accepted accounting principles (GAAP).

Governing Law

54. The Members submit to the jurisdiction of the courts of the Commonwealth of Pennsylvania for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement.

Force Majeure

55. A Member will be free of liability to the Company where the Member is prevented from executing their obligations under this Agreement in whole or in part due to force majeure, such as earthquake, typhoon, flood, fire, and war or any other unforeseen and uncontrollable event where the Member has communicated the circumstance of the event to any and all other Members and where the Member has taken any and all appropriate action to satisfy his duties and obligations to the Company and to mitigate the effects of the event.

Forbidden Acts

56. No Member may do any act in contravention of this Agreement.

57. No Member may permit, intentionally or unintentionally, the assignment of express, implied or apparent authority to a third party that is not a Member of the Company.

58. No Member may do any act that would make it impossible to carry on the ordinary business of the Company.

59. No Member will have the right or authority to bind or obligate the Company to any extent with regard to any matter outside the intended purpose of the Company.

60. No Member may confess a judgment against the Company.


61. Any violation of the above forbidden acts will be deemed an Involuntary Withdrawal and may be treated accordingly by the remaining Members.

Indemnification

62. All Members will be indemnified and held harmless by the Company from and against any and all claims of any nature, whatsoever, arising out of a Member's participation in Company affairs. A Member will not be entitled to indemnification under this section for liability arising out of gross negligence or willful misconduct of the Member or the breach by the Member of any provisions of this Agreement.

Liability

63. A Member or any employee will not be liable to the Company or to any other Member for any mistake or error in judgment or for any act or omission believed in good faith to be within the scope of authority conferred or implied by this Agreement or the Company. The Member or employee will be liable only for any and all acts and omissions involving intentional wrongdoing.

Liability Insurance

64. The Company may acquire insurance on behalf of any Member, employee, agent or other person engaged in the business interest of the Company against any liability asserted against them or incurred by them while acting in good faith on behalf of the Company.

Life Insurance

65. The Company will have the right to acquire life insurance on the lives of any or all of the Members, whenever it is deemed necessary by the Company. Each Member will cooperate fully with the Company in obtaining any such policies of life insurance.

Amendment of this Agreement

66. No amendment or modification of this Agreement will be valid or effective unless in writing and signed by all Members.



Title to Company Property

67. Title to all Company property will remain in the name of the Company. No Member or group of Members will have any ownership interest in Company property in whole or in part.

Miscellaneous

68. Time is of the essence in this Agreement.

69. This Agreement may be executed in counterparts.

70. Headings are inserted for the convenience of the Members only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in a neutral gender include the masculine gender and the feminine gender and vice versa.

71. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the Members' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

72. This Agreement contains the entire agreement between the Members. All negotiations and understandings have been included in this Agreement. Agreements, statements or representations that may have been made by any Member during the negotiation stages of this Agreement, may in some way be inconsistent with this final written Agreement. All such other agreements and statements shall have no force or effect in respect to this Agreement. Only the written terms of this final Agreement will bind the Members.

73. This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon each Member's successors, assigns, executors, administrators, beneficiaries, and representatives.



74. Any notices or delivery required here will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the Members at the addresses contained in this Agreement or as the Members may later designate in writing.

75. All of the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

Definitions

76. For the purpose of this Agreement, the following terms are defined as follows:

    a. "Additional Contribution" means Capital Contributions, other than Initial Contributions, made by Members to the Company.

    b. "Capital Contribution" means the total amount of cash, property, or services contributed to the Company by any one Member.

    c. "Distributions" means a payment of Company profits to the Members.

    d. "Initial Contribution" means the initial Capital Contributions made by any Member to acquire an interest in the Company.

    e. "Member's Interests" means the Member's collective rights, including but not limited to, the Member's right to share in profits, Member's right to a share of Company assets on dissolution of the Company, Member's voting rights, and Member's rights to participate in the management of the Company.

    f. "Net Profits or Losses" means the net profits or losses of the Company as determined by generally accepted accounting principles (GAAP).

    g. "Operation of Law" means rights or duties that are cast upon a party by the law, without any act or agreement on the part of the individual, including, but not limited to, an assignment for the benefit of creditors, a divorce, or a bankruptcy.

    h. "Principal Office" means the office whether inside or outside the Commonwealth of Pennsylvania where the executive or management of the Company maintain their primary office.


i. "Voting Members" means the Members who belong to a membership class that has voting power. Where there is only one class of Members, then those Members constitute the Voting Members.

IN WITNESS WHEREOF the Members have duly affixed their signatures under hand and seal on this 4th day of March, 2021.



Austin Hilde (Member)



Jeff Hilde (Member)